UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 10)

Arch Chemicals, Inc.
(Name of Subject Company)

Arch Chemicals, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

03937R102
(CUSIP Number of Class of Securities)

Joseph P. Lacerenza, Esq.
Secretary
Arch Chemicals, Inc.
501 Merritt 7
P.O. Box 5204
Norwalk, CT 06856-5204
(203) 229-2900
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert I. Townsend, III, Esq. Damien R. Zoubek, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 Telephone: (212) 474-1000

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Arch Chemicals, Inc., a Virginia corporation (the “Company”), initially filed on July 15, 2011, as amended by Amendment No. 1 thereto filed on July 20, 2011, Amendment No. 2 thereto filed on July 26, 2011, Amendment No. 3 thereto filed on July 29, 2011, Amendment No. 4 thereto filed on August 4, 2011, Amendment No. 5 thereto filed on August 12, 2011, Amendment No. 6 thereto filed on August 16, 2011, Amendment No. 7 thereto filed on August 19, 2011, Amendment No. 8 thereto filed on September 12, 2011 and Amendment No. 9 thereto filed on September 15, 2011 (the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 relates to the cash tender offer by LG Acquisition Corp., a Virginia corporation (the “Offeror”) and an indirect, wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated July 15, 2011 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $1.00 per share, of the Company (the “Company Common Stock”), at a price of $47.20 per share of Company Common Stock, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2011 and in the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, in each case as may be amended or supplemented. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

 ITEM 4.THE SOLICITATION OR RECOMMENDATION.

The subsection of Item 4 entitled “Background of the Offer and Reasons for Recommendation—Background of the Offer” is amended and supplemented by replacing the second sentence of the seventeenth paragraph (on page 14 of the Schedule 14D-9 filed on July 15, 2011) with the following:

“The letter indicated that Parent was not interested in continuing discussions regarding the sale of its microbial control business and would only be willing to focus on having discussions regarding an acquisition of the Company.  The letter stated that it would not pursue the sale of its microbial control business in exchange for a significant equity stake in the Company for several reasons, including: (i) that any such transaction would require Parent to have an option to acquire control of the Company at a specified point in the future at an agreed price or clearly defined price mechanism, as a transaction without such a feature would give Parent's shareholders the false impression that Parent was exiting the microbial control business; (ii) the belief that it would be difficult to implement Parent’s strategy for the microbial control business alongside public shareholders; (iii) potential negative tax consequences; and (iv) the additional transaction costs of two integrations and potential restructurings, the uncertainty for management, employees, and customers during the interim period while waiting for the second step to be initiated and completed, and the significant distraction from operating the business, in each case that would be associated with acquiring the business in two steps rather than one. The letter requested 60 days of exclusivity, which the Company Board did not grant.”

The subsection of Item 4 entitled “Background of the Offer and Reasons for Recommendation—Background of the Offer” is amended and supplemented by replacing the fourth and fifth sentences of the nineteenth paragraph (on pages 14-15 of the Schedule 14D-9 filed on July 15, 2011) with the following:

“The Company Board considered various matters relating to the Company, its business, its alternatives and the May 25, 2011 proposal by Parent.  In particular, the Company Board considered its prospects as a stand-alone entity and whether to seek alternative transaction proposals from other potential bidders.  Based on conversations with the Company’s management and the Company’s advisors, the Company Board decided that the potential risks of contacting other potential bidders outweighed the potential benefits from doing so.  In making this decision, the Company Board considered the difficulty of maintaining confidentiality among a broader group of participants in transaction discussions, and that a leak or public speculation regarding a potential transaction involving the Company could have caused damage to the Company’s competitive position, caused significant uncertainty and disruption among the Company’s employees and caused volatility and uncertainty in the Company Common Stock.  The Company Board also believed that there was significant risk that such a leak or public speculation would result in Parent terminating discussions and abandoning a potential transaction with the Company.  The Company Board also considered the views of the Company’s financial advisor that any such discussions were not likely to result in a competing offer for the Company.  Mr. Campbell reminded the Company Board that, as a member of the industry, the Company had been in periodic contact with other companies in the industry regarding potential strategic and commercial collaborations, and, as had been discussed with the Company Board at those times, none of those contacts had ever resulted in a viable alternative proposal or transaction.”

The subsection of Item 4 entitled “Background of the Offer and Reasons for Recommendation—Summary of Financial Analysis” is amended and supplemented by replacing the second and third paragraphs and the accompanying table (on pages 20-21 of the Schedule 14D-9 filed on July 15, 2011) with the following:

“The financial projections used by Morgan Stanley included (i) a set of  non-public financial forecasts of the Company on a standalone basis prepared by the Company’s management through calendar year 2014 (the “Strategic Plan”), and an extrapolation of the Strategic Plan through calendar year 2020 based on earnings before interest, taxes, depreciation and amortization (“EBITDA”), as approved by the Company’s management and (ii) a case based on publicly available equity research reports available as of July 6, 2011, for estimated calendar year 2011 and calendar year 2012 (the “Street Case”), and an extrapolation of the Street Case through calendar year 2020, as approved by the Company’s management.  As used herein, the Strategic Plan and the Street Case include these respective extrapolations.  The management of the Company directed Morgan Stanley to consider and rely on both the Strategic Plan and the Street Case for purposes of its analyses. Summaries of the Strategic Plan and the Street Case are provided below, excluding the extrapolated figures beyond 2014 (which normalized growth over the remaining period such that projected growth in 2020 conformed to the projected growth of gross domestic product in that same period).

The Company generally does not make public financial forecasts as to future performance, earnings or other results beyond the current fiscal year, and the Company is especially cautious of making financial forecasts for extended periods due to the unpredictability of the underlying assumptions and estimates. However, the Company provided the Strategic Plan, which was prepared by management for internal planning purposes and not for public disclosure and is subjective in many respects, to Morgan Stanley for purposes of conducting its analyses.

The Strategic Plan was not prepared with a view toward public disclosure, nor was it prepared with a view toward complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or with generally accepted accounting principles.  However, in the view of the Company’s management, the Strategic Plan was prepared on a reasonable basis, reflected the best estimates and judgments available at the time of its preparation, and presented, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company. The Street Case was not prepared by management of the Company, and reflects a composite of the assumptions of numerous Wall Street analysts unaffiliated with the Company.  The inclusion of the Street Case does not imply that the Company has adopted the Street Case or constitute any verification of the Street Case by the Company.  The Strategic Plan and the Street Case are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Statement are cautioned not to place undue reliance on the Strategic Plan and the Street Case.

Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Strategic Plan or the Street Case, nor have they expressed any opinion or any other form of assurance on the Strategic Plan, the Street Case or their respective achievability, and assume no responsibility for, and disclaim any association with, the Strategic Plan and the Street Case.

The summaries of the Strategic Plan and the Street Case are not being included in this Statement to influence a shareholder’s decision whether to tender shares of Company Common Stock in the Offer, but are included because the Strategic Plan and the Street Case were used by Morgan Stanley in performing its analyses. The Strategic Plan and the Street Case, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management (including, in the case of the Street Case, a composite of the assumptions of numerous Wall Street analysts unaffiliated with the Company).  The Street Case assumptions included 2011 and 2012 estimated revenue and EBIDTA reflective of Wall Street consensus, with 2013 and 2014 revenue and EBITDA determined based on an extrapolation of Wall Street growth and margin commentary.  The Street Case assumptions regarding capital expenditures, depreciation and amortization, and working capital mirror those of the Strategic Plan.  The Strategic Plan assumes, among other things, the absence of another economic downturn, the introduction of new wood protection products, the continuation of certain significant customer relationships on existing terms beyond any upcoming contract expirations and the restoration of margins in the retail water business to 2010 levels.  Important factors that may affect actual results and cause the Strategic Plan or the Street Case to not be achieved include, but are not limited to, risks and uncertainties relating to the Company’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors.  The Strategic Plan and the Street Case also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the Strategic Plan or the Street Case. Accordingly, there can be no assurance that the Strategic Plan or the Street Case will be realized.

The inclusion of the Strategic Plan and the Street Case in this Statement should not be regarded as an indication that the Company, Morgan Stanley or any of their respective officers, directors, advisors or representatives considered or consider the Strategic Plan or the Street Case to be predictive of actual future events, and neither the Strategic Plan nor the Street Case should be relied upon as such.  Neither the Company or Morgan Stanley nor any of their respective officers, directors, advisors or representatives can give any assurance that actual results will not differ from the Strategic Plan or the Street Case, and none of them undertakes any obligation to update or otherwise revise or reconcile the Strategic Plan or the Street Case to reflect circumstances existing after the date the Strategic Plan or the Street Case was generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Strategic Plan or the Street Case are shown to be in error. Neither the Company or Morgan Stanley, nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder of the Company or other person regarding the Company’s ultimate performance compared to the information contained in the Strategic Plan or the Street Case or that forecasted results will be achieved.  The Company has made no representation to Parent, Offeror, Morgan Stanley or their affiliates, in the Merger Agreement or otherwise, concerning the Strategic Plan or the Street Case.

In light of the foregoing factors and the uncertainties inherent in the Strategic Plan and the Street Case, shareholders of the Company are cautioned not to place undue, if any, reliance on the Strategic Plan and the Street Case.

The following table summarizes the Strategic Plan and the Street Case:

Consolidated Summary of Strategic Plan and Street Case Forecasts
($ millions)

Strategic Plan	2011		2012		2013		2014
Sales	$1,482		$1,589		$1,703		$1,820
Gross margin	451		486		524		565
Sales, general and administrative expenses	303		314		325		328
Research and development	25		31		34		39
Earnings before interest, taxes, depreciation and amortization	166		185		210		244
Earnings before interest and taxes	124		141		165		197

Street Case
Revenue	$1,468	1	$1,534	1	$1,611	2	$1,698	2
Earnings before interest, taxes, depreciation and amortization	161	1	182	1	198	2	215	2

(1)	2011 and 2012 Street Case revenue and EBITDA reflective of Wall Street consensus.

(2)	2013 and 2014 Street Case revenue and EBITDA based on extrapolation of Wall Street growth and margin commentary.”

The subsection of Item 4 entitled “Background of the Offer and Reasons for Recommendation—Summary of Financial Analysis” is amended and supplemented by replacing the third paragraph under the caption “Analysis of Precedent Transactions” and the accompanying table (on page 22 of the Schedule 14D-9 filed on July 15, 2011) with the following:

“Based on the Company’s outstanding shares on a fully diluted basis (including outstanding options and other equity awards) as of July 6, 2011 and using the Company’s average net debt of $182 million (short term debt plus long term debt reduced by cash and cash equivalents) over the prior four quarters, Morgan Stanley calculated the estimated implied value per share of common stock of the Company as of July 6, 2011 as follows:

Precedent Transactions Financial Statistic	Representative Range1	Implied Value Per Share of the Company Common Stock
Aggregate Value to Last Twelve Months EBITDA	8.5x – 9.5x	$42 – $48	2
Premium to July 1, 2011 Closing Share Price	25.0% – 35.0%	$43 – $47
Premium to July 6, 2011 Closing Share Price	25.0% – 35.0%	$45 – $49

1
Morgan Stanley noted that in the Ashland, Inc. acquisition of International Specialty Products, Inc announced on May 31, 2011, a precedent transaction similar to the Company’s sale to Parent, the implied multiple of aggregate value of the transaction to last twelve months EBITDA was 8.9x, which implied a value per share of the Company of $44.

2	Implied value range determined by deducting net debt from the aggregate value range implied by the 8.5x and 9.5x multiples.”

The subsection of Item 4 entitled “Background of the Offer and Reasons for Recommendation—Summary of Financial Analysis” is amended and supplemented by replacing the last sentence of the first paragraph under the caption “Discounted Future Equity Value Analysis” (on page 23 of the Schedule 14D-9 filed on July 15, 2011) with the following:

“Morgan Stanley applied the Company’s current next twelve months EBITDA multiple of 7.1x to these estimates, subtracted estimated beginning of year 2013 net debt of $61 million (short term debt plus long term debt reduced by cash and cash equivalents), in the case of the Street Case, and $62 million, in the case of the Strategic Plan, and applied a discount rate of 11.8% reflective of its cost of equity.”

The subsection of Item 4 entitled “Background of the Offer and Reasons for Recommendation—Summary of Financial Analysis” is amended and supplemented by replacing the fourth paragraph under the caption “Public Trading Comparables Analysis” and the accompanying table (on page 24 of the Schedule 14D-9 filed on July 15, 2011) with the following:

“Based on the Company’s outstanding shares on a fully diluted basis (including outstanding options and other equity awards) as of July 6, 2011 and using the Company’s average net debt of $182 million (short term debt plus long term debt reduced by cash and cash equivalents) over the prior four quarters, Morgan Stanley calculated the estimated implied value per share of common stock of the Company as of July 6, 2011 as follows:

Calendar Year Financial Statistic	Peer Company Multiple Range	Implied Value Per Share of the Company Common Stock
Strategic Plan
Aggregate Value to Estimated 2011 EBITDA	6.5x – 8.0x	$35 – $44	1
Price to Estimated 2011 EPS	12.5x – 14.5x	$36 – $41

1	Implied value range determined by deducting net debt from the aggregate value range implied by the 6.5x and 8.0x multiples.”

The subsection of Item 4 entitled “Background of the Offer and Reasons for Recommendation—Summary of Financial Analysis” is amended and supplemented by adding the following to the end of the first paragraph under the caption “Discounted Cash Flow Analysis” (on page 25 of the Schedule 14D-9 filed on July 15, 2011):

“The resulting implied aggregate values were reduced by the Company’s average net debt of $182 million (short term debt plus long term debt  reduced by cash and cash equivalents) over the prior four quarters to determine the implied equity values used to generate the per share values set forth below.”

The subsection of Item 4 entitled “Background of the Offer and Reasons for Recommendation—Summary of Financial Analysis” is amended and supplemented by replacing the second and third sentences of the first paragraph under the caption “Leveraged Buyout Analysis” (on page 25 of the Schedule 14D-9 filed on July 15, 2011) with the following:

“For purpose of this analysis, Morgan Stanley assumed (i) a hypothetical buyer targeting a 17.5-22.5% internal rate of return on equity, (ii) a transaction date of January 1, 2011, (iii) an illustrative multiple of debt to last twelve months EBITDA at the transaction date of 5.5x, (iv) $475 million of new bank debt with an assumed annual interest rate of 4.00% over LIBOR, (v) $395 million of new bond debt with an assumed annual interest rate of 8.75% and (vi) $72 million in transaction expenses. Morgan Stanley also assumed a subsequent exit transaction by the financial sponsor at June 30, 2016 with a valuation of the Company realized by the financial sponsor in such subsequent exit transaction based on an 8.0x aggregate value to next twelve months EBITDA multiple under each of the Street Case and the Strategic Plan and the Company’s estimated net debt as of June 30, 2016 of $306 million.”

 ITEM 8.ADDITIONAL INFORMATION.

Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of Item 8:

“On September 15, 2011, the parties to the actions currently pending in the Connecticut Superior Court for the Judicial District of Stamford-Norwalk at Stamford (the “Court”), captioned (1) GSS 5-08 Trust v. Arch Chemicals, Inc., et al., No. FST-CV11-6010654-S, (2) Ahern v. Arch Chemicals, Inc., et al., No. FST-CV11-6010650-S and (3) Seifert Family Trust v. Campbell, et al., No. FST-CV11-6010938-S (collectively, the “Actions”), entered into a memorandum of understanding (“MOU”) providing for a settlement, subject to Court approval, of the Actions. The settlement provided for in the MOU, if approved by the Court, will resolve all of the allegations and claims asserted by plaintiffs in the Actions against the Company, Parent, Offeror, and the members of the Company's Board of Directors (collectively, the “Defendants”) in connection with the Offer and the Merger, and will further provide for the release and settlement by the plaintiffs and the class of the Company’s shareholders of all claims against the Defendants and their affiliates, agents and any related persons or entities in connection with the Offer and the Merger. As part of the settlement, the Defendants deny all allegations of wrongdoing and deny that the disclosures in the Initial Schedule 14D-9 were inadequate, but have agreed to provide certain supplemental disclosures set forth in Amendment No. 10 to this Statement. The settlement will not affect the amount of consideration to be paid pursuant to the Offer and the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Arch Chemicals, Inc.

By:	/s/ Joseph P. Lacerenza
Name: Joseph P. Lacerenza
Title: Senior Deputy General Counsel and Secretary

Dated:  September 19, 2011